UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 7, 2023

Cascadia Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40762	86-2105250
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 2nd Avenue, Suite 1200

Seattle, Washington 98104

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (206) 436-2550

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one Redeemable Warrant	CCAIU	The Nasdaq Stock Market LLC
Shares of Class A common stock	CCAI	The Nasdaq Stock Market LLC
Redeemable Warrants	CCAIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.02	Termination of Material Definitive Agreement.

As previously disclosed, on February 5, 2023, Cascadia Acquisition Corp., a Delaware corporation (the “Company”) entered into a definitive Business Combination Agreement (the “Business Combination Agreement”) with CAC MergerSub, Inc., a Washington corporation, and RealWear, Inc., a Washington corporation (“RealWear”).

On April 7, 2023, the Business Combination Agreement was terminated pursuant to Section 7.1(f) thereof (the “Termination”). No party will be required to pay a termination fee as a result of the Termination.

The termination of the Business Combination Agreement also terminates and makes void the Sponsor Letter Agreement, the Transaction Support Agreement, and the Supporting Company Shareholders Lock-up Agreement (each as defined in the Business Combination Agreement), each of which was executed concurrently with the Business Combination Agreement.

The foregoing description of the Business Combination Agreement is not complete and is qualified in its entirety by reference to and the terms and conditions of the Business Combination Agreement, a copy of which was previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K on February 6, 2023.

Item 7.01	Regulation FD Disclosure.

On April 11, 2023, the Company issued a press release announcing the termination of the Business Combination Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release dated April 11, 2023

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 11, 2023	CASCADIA ACQUISITION CORP.

	By:	/s/ Jamie Boyd
	Name:	Jamie Boyd
	Title:	Chief Executive Officer

Exhibit 99.1

Cascadia Acquisition Corp. Announces Termination of Business Combination Agreement with RealWear

SEATTLE, WA – April 11, 2023 – Cascadia Acquisition Corp. (Nasdaq: CCAI) (“Cascadia”), a blank-check company formed for the purpose of acquiring or merging with one or more businesses, today announced that its previously announced business combination agreement with RealWear, Inc. and certain other parties has been terminated in accordance with the terms of the agreement.

About Cascadia Acquisition Corp.

Cascadia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses. Cascadia is sponsored by an affiliate of Cascadia Capital, LLC, an investment banking financial advisor to entrepreneurs, boards of directors and business owners. Cascadia concentrates its initiatives on sourcing business combination opportunities in industry sectors that are being fundamentally reshaped by the introduction of advanced technologies, commonly referred to as “Industry 4.0.”

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including those regarding the terms of Cascadia’s initial business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Cascadia and are not predictions of actual performance.

Contact:

Jamie Boyd

Chief Executive Officer

Cascadia Acquisition Corp.

T: +1 206 436 2550

jboyd@cascadiaacquisitioncorp.com